SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

September 11, 2008

Date of Report (Date of earliest event reported)

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UNITY BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

New Jersey

(State or Other Jurisdiction of Incorporation)

1-12431

(Commission File Number)

22-3282551

(IRS Employer Identification No.)

**64 Old Highway 22
Clinton, NJ 08809**

(Address of Principal Executive Office)

(908) 730-7630

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

In the second quarter of 2008, Unity Bancorp Inc. ("Unity") disclosed that it holds Freddie Mac perpetual preferred stock with a cost basis of approximately $1.9 million. Such securities are held in Unity's available for sale securities portfolio. Unity sold approximately $909 thousand in book value of these securities in August 2008 and will record a pretax loss of approximately $518 thousand on this sale. In addition, the market value of the remaining $954 thousand of securities has declined approximately $870 thousand as of September 8, 2008, due to recent actions by the Treasury of the United States and the OFHEO (now FHFA) placing Freddie Mac under conservatorship. The aggregate amount of security losses and other-than-temporary impairment charges related to Freddie Mac perpetual preferred stock for the third quarter of 2008 are estimated to be approximately $1.4 million, pre-tax, or $923 thousand, 0.13 per diluted share after tax, based upon current market valuations. The actual amount of any other-than-temporary impairment charge is difficult to determine at this time based, in part, upon the volatility in the market for Freddie Mac securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

	UNITY BANCORP, INC.
Date: September 11, 2008	By: **/s/ Alan J. Bedner, Jr.**

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Alan J. Bedner, Jr.
EVP and Chief Financial Officer